Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-199966

Dated August 4, 2015

North America Structured Investments

7yr Efficiente Plus DS 5 Contingent Annual Interest CD

J.P.Morgan

Overview

The J.P. Morgan Efficiente Plus DS 5 Index (Net ER) (the "Index") is a member of J.P. Morgan's family of Efficiente indices that takes advantage of the convenience of exchange-traded products as well as the rapidly growing investment options available with ETFs to provide exposure to a wide range of asset classes and regions. On a monthly basis, the Index selects from a basket of 19 ETFs, 1 exchange-traded note and a cash index (together, the "Basket Constituents"), in accordance with the index methodology. The Index targets a 5% annualized volatility on a daily basis by varying the exposure the Index takes to the Basket Constituents daily—increasing the exposure to the Basket Constituents when the volatility of the portfolio decreases, and decreasing the exposure when the volatility of the portfolio increases, subject to certain constraints. The Index levels incorporate a daily deduction of a 0.85% per annum fee.

May be appropriate for investors requiring asset and geographical diversification, full repayment of principal at maturity and FDIC insurance up to applicable limits. Any payment on the CDs in excess of the FDIC insurance limits is subject to the credit risk of JPMorgan Chase Bank, N.A.

Summary of Terms

Issuer:	JPMorgan Chase Bank, N.A.
Minimum Denomination:	$1,000
Index:	J.P. Morgan Efficiente Plus DS 5 Index (Net ER)
Index Ticker:	EFPLUS5D
Participation Rate:	100%
Contingent Interest Rate (Yrs 1-6):	2.00%* per annum
Contingent Interest Review Dates:	Annual
Index Return:	(Ending Index Level – Starting Index Level) / Starting Index Level
Pricing Date:	August 26, 2015
Maturity Date:	August 31, 2022
CUSIP:	48125YMD3
Preliminary Term Sheet:	http://sp.jpmorgan.com/document/cusip/48125YMD3/doctype/Product_Termsheet/document.pdf

For more information about the Annual Percentage Yield ("APY") or the estimated value of the CDs, which will be lower than the price you paid for the CDs, please see the hyperlink above.

Return Profile

If the Index closing level on a Contingent Interest Review Date is greater than or equal to the Starting Index level, you will receive on the applicable Contingent Interest Payment Date the Contingent Interest Payment. **You will not receive a Contingent Interest Payment at maturity.**

The Additional Amount per CD payable at maturity will equal the Index Return multiplied by the Participation Rate, provided that the Additional Amount will not be less than zero.

If held to maturity, you are entitled to repayment in full of your principal investment in the CDs, even if the Index declines, subject to the credit risk of JPMorgan Chase Bank, N.A. for amounts in excess of applicable FDIC Insurance limits

* To be determined on the Pricing Date, but not less than 2.00% per annum.
**Payment at maturity will equal the principal amount plus the Additional Amount. The hypothetical payment at maturity set forth above assumes a Participation Rate of 100%, and may not be the actual final payment on the CDs. These returns do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns shown above would likely be lower.

Hypothetical Returns on the CDs at Maturity**


CD Payoff at Maturity
Index Performance
Payment at Maturity
$1,400
$1,300
$1,200
$1,100
$1,000
$900
$800
$700
-30%
-20%
-10%
0%
10%
20%
30%
40%
Index Return

Hypothetical Contingent Interest Payments*

Interest Rate for certain Interest Payment Dates (Yrs 1-6)

Index Closing Level on relevant Contingent Interest Review Date	Index Appreciation / Depreciation on the relevant Contingent Interest Review Date	Contingent Interest Payment on the applicable Contingent Interest Payment Date
180.00	80.00%	$20.00
170.00	70.00%	$20.00
150.00	50.00%	$20.00
120.00	20.00%	$20.00
110.00	10.00%	$20.00
100.00	0.00%	$20.00
90.00	-10.00%	$0
80.00	-20.00%	$0
50.00	-50.00%	$0
40.00	-60.00%	$0

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com

North America Structured Investments

7yr Efficiente Plus DS 5 Contingent Annual Interest CD

J.P.Morgan

Selected Benefits

- The CDs offer full repayment of principal at maturity.
- Annual contingent interest payments.
- FDIC-insured up to applicable limits, thereafter exposed to credit risk of JPMorgan Chase Bank, N.A.
- Investment in the CDs is not subject to a maximum return or averaging in the return calculation.
- The Index targets the 5% volatility on a daily basis by varying the exposure the Index takes to the monthly asset allocation.
- The strategy dynamically allocates among the following 19 ETFs, 1 ETN and cash index:

Vanguard S&P 500 ETF	Vanguard FTSE Developed Markets ETF	Vanguard FTSE Emerging Markets ETF	Vanguard Small-Cap ETF
iShares® MSCI EAFE Small-Cap ETF	iShares® 20+ Year Treasury Bond ETF	iShares® 7-10 Year Treasury Bond ETF	iShares® iBoxx $ Investment Grade Corporate Bond ETF
iShares® TIPS Bond ETF	Vanguard Short-Term Corporate Bond ETF	SPDR® Barclays High Yield Bond ETF	PIMCO 0-5 Year High Yield Corporate Bond Index ETF
PowerShares Senior Loan Portfolio	iShares® U.S. Preferred Stock ETF	iShares® J.P. Morgan USD Emerging Markets Bond ETF	Market Vectors® Gold Miners ETF
Vanguard REIT ETF	ETRACS Alerian MLP Infrastructure Index ETN	PowerShares DB Commodity Index Tracking Fund	iShares® Gold Trust
JPMorgan Cash Index USD 3 Month			

Selected Risks

- The CDs may not pay more than the principal amount at maturity.
- The stated payout on the CDs, including the repayment of principal, is only available at maturity.

Selected Risks (Continued)

- The strategy may not be successful. It may not outperform an alternative strategy related to the Basket Constituents.
- The CDs may be subject to the credit risk of JPMorgan Chase Bank, N.A. and UBS AG, the issuer of the ETN.
- The strategy is subject to emerging market risks, fixed income risks, currency exchange risk, real estate risk, small capitalization stock risk, MLP-related risks, preferred stock and loan-related risks, risks associated with commodity futures and gold, and the uncertain legal and regulatory regimes, which govern commodities future contracts.
- The CDs do not have any interest or dividend payments.
- JPMS intends to offer to purchase the CDs in the secondary market but is not required to do so.
- Our affiliate, JPMS plc, is the index calculation agent and Index Sponsor and may adjust the index in a way that affects its level.
- Changes in the value of Index constituents may offset each other.
- Upon the occurrence of a commodity hedging disruption event, the additional amount will be determined by the calculation agent on the date of such event. Your payment at maturity will be determined before the Observation Date and will not reflect any potential Index appreciation after this early determination.
- JPMS's estimated value does not represent future values and may differ from others' estimates.
- The value of the CDs, which may be reflected in customer account statements, may be higher than JPMS's current estimated value for a limited time period.
- JPMS's estimated value is derived by reference to an internal funding rate.
- The tax consequences of the CDs may be uncertain. You should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the CDs.
- Lack of liquidity: J.P. Morgan Securities LLC, acting as agent for the Issuer (and who we refer to as JPMS), intends to offer to purchase the CDs in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase CDs from you in the secondary market, if at all, may result in a significant loss of your principal.
- Potential conflicts: We and our affiliates play a variety of roles in connection with the CDs, including acting as a calculation agent, hedging our obligations under the CDs and making the assumptions used to determine the pricing of the CDs and the estimated value of the CDs when the terms are set. It is possible that such hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the CDs decline.

The risks identified above are not exhaustive. Please see "Risk Factors" in the applicable disclosure supplement and underlying supplement and "Selected Risk Considerations" in the term sheet for additional information.

Disclaimer

The information contained in this document is for discussion purposes only. Any information relating to performance contained in these materials is illustrative and no assurance is given that any indicative returns, performance or results, whether historical or hypothetical, will be achieved. These terms are subject to change, and J.P. Morgan undertakes no duty to update this information. This document shall be amended, superseded and replaced in its entirety by a subsequent term sheet, disclosure supplement and/or private placement memorandum, and the documents referred to therein. In the event any inconsistency between the information presented herein and any such term sheet, disclosure supplement and/or private placement memorandum, such term sheet, disclosure supplement and/or private placement memorandum shall govern.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of J.P. Morgan Research Departments.

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com